UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-5741



REPORT FOR PERIOD
October 1, 2002 to December 31, 2002
PURSUANT TO RULE 24



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102

AEP TEXAS CENTRAL COMPANY
(formerly known as CENTRAL
 POWER AND LIGHT COMPANY)
Corpus Christi, Texas 78401





This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and AEP Texas Central Company (TCC) [formerly known as Central Power and Light Company (CPL)] pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and TCC's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and TCC; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect cost for each of SWEPCO, PSO and TCC; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and TCC on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and TCC detailing the work and charges associated with PSO and TCC rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and TCC. This report covers the period October 1, 2002 through December 31, 2002.







                                                     4th QUARTER 2002
                                           SWEPCO RAIL CAR MAINTENANCE FACILITY
                                                      RULE 24 REPORT


A. NUMBER OF RAIL CARS SERVICED
                                           SWEPCO                  PSO                  TCC                 TOTAL
            October                           114                  107                  28                    249
            November                           22                  106                 115                    243
            December                          200                   32                 207                    439
                                   ----------------------------------------------------------------------------------------

            TOTAL                             336                  245                 350                    931
                                   ========================================================================================

B. AMOUNT OF EXPENDITURES
    DETAIL                                 SWEPCO                  PSO                  TCC                 TOTAL
      DIRECT LABOR -
            October                    $20,978.91           $10,793.08             $709.19             $32,481.18
            November                     8,967.72            16,118.49              928.73              26,014.94
            December                     6,464.53             4,371.35           16,718.79              27,554.67
                                   ----------------------------------------------------------------------------------------
            TOTAL                      $36,411.16           $31,282.92          $18,356.71             $86,050.79
                                   ========================================================================================

      DIRECT MATERIAL -
            October                    $80,629.41           $54,272.33               $0.00            $134,901.74
            November                    10,133.51            35,561.78           51,899.69              97,594.98
            December                     9,946.32             7,325.86          103,114.62             120,386.80
                                   ----------------------------------------------------------------------------------------
            TOTAL                     $100,709.24           $97,159.97         $155,014.31            $352,883.52
                                   ========================================================================================

      OTHER DIRECT COSTS -
            October                    $91,813.97          $139,464.07          $40,493.24            $271,771.28
            November                    18,874.95            31,115.75           26,792.35              76,783.05
            December                    56,331.48            38,398.62           65,711.51             160,441.61
                                   ----------------------------------------------------------------------------------------
            TOTAL                     $167,020.40          $208,978.44         $132,997.10            $508,995.94
                                   ========================================================================================

      INDIRECT COST SHARED ON
      COST RATIO (a)
            October                    $56,422.66           $29,027.93           $1,907.36             $87,357.95
            November                   (30,624.58)          (55,044.32)          (3,171.59)           ($88,840.49)
            December                   134,012.13            90,619.72          346,586.78             571,218.63
                                   ----------------------------------------------------------------------------------------
            TOTAL                     $159,810.21           $64,603.33         $345,322.55            $569,736.09
                                   ========================================================================================

      TOTAL EXPENDITURES
            October                   $249,844.95          $233,557.41          $43,109.79            $526,512.15
            November                     7,351.60            27,751.70           76,449.18             111,552.48
            December                   206,754.46           140,715.55          532,131.70             879,601.71
                                   ----------------------------------------------------------------------------------------
            TOTAL                     $463,951.01          $402,024.66         $651,690.67          $1,517,666.34
                                   ========================================================================================


C. COMPUTATION OF COST RATIO               SWEPCO                  PSO                  TCC                 TOTAL
      October 2002
            DIRECT LABOR               $20,978.91           $10,793.08             $709.19             $32,481.18
            COST RATIO                      64.59%               33.23%              02.18%                100.00%

      November 2002
            DIRECT LABOR                $8,967.72           $16,118.49             $928.73             $26,014.94
            COST RATIO                      34.47%               61.96%              03.57%                100.00%

      December 2002
            DIRECT LABOR                $6,464.53            $4,371.35          $16,718.79             $27,554.67
            COST RATIO                      23.46%               15.86%              60.67%                100.00%

            (a)  Periodically, adjustments to amounts previously billed are required.  When those adjustments are identified and recorded on a subsequent bill they may result in a net credit balance in an expenditure account for a particular month.



D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and TCC detailing charges associated with PSO and TCC rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 3rd day of February, 2003.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By    /s/ Armando Pena
                            -----------------------------
                                        Armando Pena
                                        Treasurer

                            INDEX TO EXHIBITS




Exhibit                                                         Transmission
Number                        Exhibit                              Method


  1       October 2002 statement furnished by SWEPCO to          Electronic
            PSO and TCC detailing PSO and TCC's rail car charges

  2       November 2002 statement furnished by SWEPCO to         Electronic
            PSO and TCC detailing PSO and TCC's rail car charges

  3       December 2002 statement furnished by SWEPCO to         Electronic
            PSO and TCC detailing PSO and TCC's rail car charges

               CENTRAL AND SOUTH WEST SERVICES, INC                Exhibit 1
                  P.O. BOX 21928 TULSA, OKLAHOMA                  Page 1 of 4
                 TELEPHONE NUMBER (918) 594 - 2000

        STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
               AT ALLIANCE, NEBRASKA PER SWEPCO - PSO AGREEMENT

                                            OCTOBER, 2002

A.  NUMBER OF RAIL CARS SERVICED


 SWEPCO     114       PSO      107      TCC         28     OUTSIDE    691


B.  AMOUNT OF EXPENDITURES:


COSTS ASSIGNED 100% TO SWEPCO:                                         SWEPCO

PR4001  Direct Material to SWEPCO Coal Cars                          $80,629.41
PR4018  Stores Salvage - SWEPCO                                      $45,470.31
PR4101  Direct Labor to SWEPCO Coal Cars                             $18,643.75
PR4101  Charges Other than Direct Labor                                   $0.00
PR4104  Direct Labor to Rework SWEPCO Material                        $2,335.16
PR4104  Charges Other than Direct Labor                                   $0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                               $0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                     $0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                  $0.00
PR4230  Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO                 $0.00
PR4238  Depreciation Expense - SWEPCO                                     $0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                            $0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                      $46,343.66
PR4272  Switching Fees - SWEPCO                                           $0.00
PR4277  Repainting Coal Cars - SWEPCO                                     $0.00
                                                                     -----------

                 Total 100% SWEPCO Costs                            $193,422.29
                                                                     ===========


    COSTS ASSIGNED 100% TO TCC:                                         TCC


PR4003  Direct Material to TCC Coal Cars                                  $0.00
PR4014  Inventory Carrying Charges - TCC                              $1,809.94
PR4021  Stores Salvage - TCC                                         $16,890.20
PR4105  Direct Labor to TCC Coal Cars                                   $709.19
PR4105 Charges Other than Direct Labor                                    $0.00
PR4106  Direct Labor to Rework TCC Material                               $0.00
PR4106  Charges Other than Direct Labor                                   $0.00
PR4216  Ad Valorem Taxes - Facility - Direct - TCC                        $0.00
PR4217  Employee Fringe Benefits - Direct Labor - TCC                     $0.00
PR4218  Payroll Taxes (FICA & UC) - Direct Labor - TCC                    $0.00
PR4240  Depreciation Expense - TCC                                        $0.00
PR4269  Outside Maintenance of TCC Coal Cars                         $21,793.10
PR4274  Switching Fees - TCC                                              $0.00
PR4279  Repainting Coal Cars - TCC                                        $0.00
                                                                     -----------

                Total 100% TCC Costs                                 $41,202.43
                                                                     ===========

                                                                  Exhibit 1
                                                                 Page 2 of 4

    COSTS ASSIGNED 100% TO PSO:                                         PSO

PR4002  Direct Material to PSO Coal Cars                             $54,272.33
PR4015  Inventory Carrying Charges - PSO                              $2,879.11
PR4019  Stores Salvage - PSO                                         $98,836.40
PR4102  Direct Labor to PSO Coal Cars                                 $9,177.11
PR4102  Charges Other than Direct Labor                                   $0.00
PR4103  Direct Labor to Rework PSO Material                           $1,615.97
PR4103  Charges Other than Direct Labor                                   $0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                        $0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                     $0.00
PR4231  Payroll Taxes (FICA & UC) - Direct Labor - PSO                    $0.00
PR4239  Depreciation Expense - PSO                                        $0.00
PR4271  Outside Maintenance of PSO Coal Cars                         $37,748.56
PR4273  Switching Fees - PSO                                              $0.00
PR4278  Repainting Coal Cars - PSO                                        $0.00
                                                                    -----------
                Total 100% PSO Costs                                $204,529.48
                                                                    ===========

                                                                     Exhibit 1
                                                                    Page 3 of 4

COSTS TO BE SHARED {Ratio of Direct Labor}:                            SHARED

PR4010  Shop Material                                                 $5,761.49
PR4011  Small Tools                                                     $357.85
PR4012  Facility Maintenance - Material                               $3,377.06
3RD Party Direct Material                                           $170,711.77
PR4016  Switch Engine Operation and Maintenance                       $6,644.51
PR4017  Equipment Operation and Maintenance                           $5,328.54
PR4020  Stores Salvage - Joint                                            $0.00
PR4110  Supervision                                                  $12,358.02
PR4111  Clerical                                                      $9,089.72
PR4112  Training and Safety                                           $3,318.34
PR4113  General Shop Labor                                           $11,396.05
PR4114  Facility Maintenance - Labor                                 $26,706.93
PR4116  Labor Switch Engine Operation and Maintenance                $14,481.71
PR4201  Ad Valorem Taxes - Facility                                       $0.00
PR4108  Labor  - Other                                                    $0.00
PR4210  Employee Activities                                               $0.00
3RD Party Remfg Labor Cars                                              $877.04
3RD Party Direct Labor Cars                                          $57,371.06
Data Processing Charges                                                   $0.00
Insurance Facility                                                        $0.00
Misc.                                                                 $1,790.33
PR4220  Injuries and Damages                                              $0.00
PR4221  Insurance - Liability and Property                                $0.00
PR4225  Maintenance of Facilities (Contracted)                        $1,897.00
PR4226  Office Supplies and Expenses                                    $748.10
PR4232  Payroll Taxes (FICA & UC) - Other                                 $0.00
3RD Party Sales Expense                                               $2,597.93
PR4234  Utilities - Heat, Light, Power and Water                      $6,318.71
PR4235  Utilities - Telephone                                           $735.96
PR4236  Vehicle Expense                                                 $192.43
PR4237  Depreciation Expense                                              $0.00
EMPLOYEE TRAVEL EXPENSES                                                $107.01
PR4262  Lease - Basic - All Except Coal Cars                              $0.00
PR4264  Lease - Supplemental Expenses - Facility                          $0.00
PR4004 Material Direct to Outside Coal Cars                               $0.00
PR4022 Stores Salvage - Outside Cars                               ($254,809.61)

                                                                    -----------
                                                                     $87,357.95
               Total Costs Shared on Cost Ratio
                  {see computation below} -



            SWEPCO                            64.59%                $56,422.66

            TCC                                2.18%                 $1,907.36

            PSO                               33.23%                $29,027.93

                                                                   Exhibit 1
                                                                  Page 4 of 4

          Capital Recovery on Capital Expenditures not
           Covered Under Lease Agreement {Cost Ratio}                    $0.00
                                                                    -----------



                      TOTAL COSTS FOR THE MONTH

            SWEPCO                                                  $249,844.95

            TCC                                                      $43,109.79

            PSO                                                     $233,557.41


   C. COMPUTATION OF COST RATIO:



101, 104  Direct Labor SWEPCO          $20,978.91           64.59 %   SWEPCO
102, 103  Direct Labor PSO             $10,793.08           33.23 %   PSO
105, 106  Direct Labor TCC              $709.19              2.18 %   TCC
                                       ---------         ---------

          Total Direct Labor           $32,481.18         100.00  %
                                       =========         =========

           CENTRAL AND SOUTH WEST SERVICES, INC                 Exhibit 2
              P.O. BOX 21928 TULSA, OKLAHOMA                   Page 1 of 4
            TELEPHONE NUMBER (918) 594 - 2000

            STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                  AT ALLIANCE, NEBRASKA PER SWEPCO - PSO AGREEMENT

                                   NOVEMBER, 2002


A.  NUMBER OF RAIL CARS SERVICED


   SWEPCO    22     PSO    106       TCC     115     OUTSIDE           620


B.  AMOUNT OF EXPENDITURES:

  COSTS ASSIGNED 100% TO SWEPCO:                                   SWEPCO

PR4001  Direct Material to SWEPCO Coal Cars                        $10,133.51
PR4018  Stores Salvage - SWEPCO                                   ($20,854.38)
PR4101  Direct Labor to SWEPCO Coal Cars                            $6,464.82
PR4101  Charges Other than Direct Labor                                 $0.00
PR4104  Direct Labor to Rework SWEPCO Material                      $2,502.90
PR4104  Charges Other than Direct Labor                                 $0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                             $0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                   $0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                $0.00
PR4230  Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO               $0.00
PR4238  Depreciation Expense - SWEPCO                                   $0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                          $0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                    $33,036.18
PR4272  Switching Fees - SWEPCO                                     $6,693.15
PR4277  Repainting Coal Cars - SWEPCO                                   $0.00
                                                                 -------------

                 Total 100% SWEPCO Costs                           $37,976.18
                                                                 =============


    COSTS ASSIGNED 100% TO TCC:                                     TCC


PR4003  Direct Material to TCC Coal Cars                           $51,899.69
PR4014  Inventory Carrying Charges - TCC                            $1,761.42
PR4021  Stores Salvage - TCC                                         ($248.13)
PR4105  Direct Labor to TCC Coal Cars                                 $928.73
PR4105  Charges Other than Direct Labor                                 $0.00
PR4106  Direct Labor to Rework TCC Material                             $0.00
PR4106  Charges Other than Direct Labor                                 $0.00
PR4216  Ad Valorem Taxes - Facility - Direct - TCC                      $0.00
PR4217  Employee Fringe Benefits - Direct Labor - TCC                   $0.00
PR4218  Payroll Taxes (FICA & UC) - Direct Labor - TCC                  $0.00
PR4240  Depreciation Expense - TCC                                      $0.00
PR4269  Outside Maintenance of TCC Coal Cars                       $25,279.06
PR4274  Switching Fees - TCC                                            $0.00
PR4279  Repainting Coal Cars - TCC                                      $0.00
                                                                 -------------

                Total 100% TCC Costs                               $79,620.77
                                                                 =============

                                                                   Exhibit 2
                                                                  Page 2 of 4


    COSTS ASSIGNED 100% TO PSO:                                     PSO

PR4002  Direct Material to PSO Coal Cars                           $35,561.78
PR4015  Inventory Carrying Charges - PSO                            $2,801.94
PR4019  Stores Salvage - PSO                                          ($54.26)
PR4102  Direct Labor to PSO Coal Cars                              $14,520.90
PR4102  Charges Other than Direct Labor                                 $0.00
PR4103  Direct Labor to Rework PSO Material                         $1,597.59
PR4103  Charges Other than Direct Labor                                 $0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                      $0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                   $0.00
PR4231  Payroll Taxes (FICA & UC) - Direct Labor - PSO                  $0.00
PR4239  Depreciation Expense - PSO                                      $0.00
PR4271  Outside Maintenance of PSO Coal Cars                       $27,371.60
PR4273  Switching Fees - PSO                                          $996.46
PR4278  Repainting Coal Cars - PSO                                      $0.00
                                                                 -------------
                Total 100% PSO Costs                               $82,796.01
                                                                 =============

                                                               Exhibit 2
                                                              Page 3 of 4

COSTS TO BE SHARED {Ratio of Direct Labor}:                        SHARED

PR4010  Shop Material                                               $3,055.89
PR4011  Small Tools                                                     $0.00
PR4012  Facility Maintenance - Material                            $93,822.90
3RD Party Direct Material                                         $102,938.43
PR4016  Switch Engine Operation and Maintenance                       $483.18
PR4017  Equipment Operation and Maintenance                         $3,309.00
PR4020  Stores Salvage - Joint                                          $0.00
PR4110  Supervision                                                $19,104.38
PR4111  Clerical                                                   $10,652.78
PR4112  Training and Safety                                         $1,795.31
PR4113  General Shop Labor                                         $13,227.29
PR4114  Facility Maintenance - Labor                               $11,904.37
PR4116  Labor Switch Engine Operation and Maintenance              $22,623.96
PR4201  Ad Valorem Taxes - Facility                                     $0.00
PR4108  Labor  - Other                                                  $0.00
PR4210  Employee Activities                                             $0.00
3RD Party Remfg Labor Cars                                          $4,708.78
3RD Party Direct Labor Cars                                        $80,790.35
Misc                                                                  $575.68
PR4212  Employee Fringe Benefits                                        $0.00
PR4215  Employee Sick Benefits                                          $0.00
PR4220  Injuries and Damages                                            $0.00
PR4221  Insurance - Liability and Property                              $0.00
PR4225  Maintenance of Facilities (Contracted)                      $1,840.00
PR4226  Office Supplies and Expenses                                  $667.96
PR4232  Payroll Taxes (FICA & UC) - Other                               $0.00
3RD Party Sales Expense                                             $4,281.94
PR4234  Utilities - Heat, Light, Power and Water                    $6,075.64
PR4235  Utilities - Telephone                                         $841.70
PR4236  Vehicle Expense                                                $35.07
PR4237  Depreciation Expense                                            $0.00
EMPLOYEE TRAVEL EXPENSES                                               $79.25
PR4262  Lease - Basic - All Except Coal Cars                            $0.00
PR4264  Lease - Supplemental Expenses - Facility                        $0.00
PR4004  Material Direct to Outside Coal Cars                            $0.00
PR4022  Stores Salvage - Outside Cars                            ($471,654.35)

                                                                 -------------
                                                                  ($88,840.49)


               Total Costs Shared on Cost Ratio
                  {see computation below} -

               SWEPCO                    34.47%                   ($30,624.58)

               TCC                        3.57%                    ($3,171.59)

               PSO                       61.96%                   ($55,044.31)

                                                                  Exhibit 2
                                                                 Page 4 of 4


              Capital Recovery on Capital Expenditures not
               Covered Under Lease Agreement {Cost Ratio}               $0.00
                                                                 -------------

                          TOTAL COSTS FOR THE MONTH

               SWEPCO                                               $7,351.60

               TCC                                                 $76,449.18

               PSO                                                 $27,751.70



   C. COMPUTATION OF COST RATIO:



101, 104      Direct Labor SWEPCO       $8,967.72     34.47 %   SWEPCO
102, 103      Direct Labor PSO         $16,118.49     61.96 %   PSO
105, 106      Direct Labor TCC            $928.73      3.57 %   TCC
                                        ----------   -------

              Total Direct Labor        $26,014.94   100.00 %
                                        ==========   =======

                  CENTRAL AND SOUTH WEST SERVICES, INC            Exhibit 3
                     P.O. BOX 21928 TULSA, OKLAHOMA              Page 1 of 4
                   TELEPHONE NUMBER (918) 594 - 2000

         STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                AT ALLIANCE, NEBRASKA PER SWEPCO - PSO AGREEMENT

                              DECEMBER, 2002


A.  NUMBER OF RAIL CARS SERVICED


   SWEPCO   200      PSO   32      TCC    207       OUTSIDE    461


B.  AMOUNT OF EXPENDITURES:                                       SHARED

  COSTS ASSIGNED 100% TO SWEPCO:                                  SWEPCO

PR4001  Direct Material to SWEPCO Coal Cars                        $9,946.32
PR4018  Stores Salvage - SWEPCO                                   $17,765.98
PR4101  Direct Labor to SWEPCO Coal Cars                           $5,739.60
PR4101  Charges Other than Direct Labor                                $0.00
PR4104  Direct Labor to Rework SWEPCO Material                       $724.93
PR4104  Charges Other than Direct Labor                                $0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                            $0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                  $0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO               $0.00
PR4230  Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO              $0.00
PR4238  Depreciation Expense - SWEPCO                                  $0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                         $0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                   $37,481.41
PR4272  Switching Fees - SWEPCO                                    $1,084.09
PR4277  Repainting Coal Cars - SWEPCO                                  $0.00
                                                               --------------

                 Total 100% SWEPCO Costs                          $72,742.33
                                                               ==============


    COSTS ASSIGNED 100% TO TCC:                                    TCC


PR4003  Direct Material to TCC Coal Cars                         $103,114.62
PR4014  Inventory Carrying Charges - TCC                           $1,742.37
PR4021  Stores Salvage - TCC                                      $40,752.39
PR4105  Direct Labor to TCC Coal Cars                             $15,245.48
PR4105  Charges Other than Direct Labor                                $0.00
PR4106  Direct Labor to Rework TCC Material                        $1,473.31
PR4106  Charges Other than Direct Labor                                $0.00
PR4216  Ad Valorem Taxes - Facility - Direct - TCC                     $0.00
PR4217  Employee Fringe Benefits - Direct Labor - TCC                  $0.00
PR4218  Payroll Taxes (FICA & UC) - Direct Labor - TCC                 $0.00
PR4240  Depreciation Expense - TCC                                     $0.00
PR4269  Outside Maintenance of TCC Coal Cars                      $22,220.29
PR4274  Switching Fees - TCC                                         $996.46
PR4279  Repainting Coal Cars - TCC                                     $0.00
                                                               --------------

                Total 100% TCC Costs                             $185,544.92
                                                               ==============

                                                               Exhibit 3
                                                              Page 2 of 4

    COSTS ASSIGNED 100% TO PSO:                                    PSO

PR4002  Direct Material to PSO Coal Cars                           $7,325.86
PR4015  Inventory Carrying Charges - PSO                           $2,839.83
PR4019  Stores Salvage - PSO                                      $20,507.68
PR4102  Direct Labor to PSO Coal Cars                              $3,197.95
PR4102  Charges Other than Direct Labor                                $0.00
PR4103  Direct Labor to Rework PSO Material                        $1,173.40
PR4103  Charges Other than Direct Labor                                $0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                     $0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                  $0.00
PR4231  Payroll Taxes (FICA & UC) - Direct Labor - PSO                 $0.00
PR4239  Depreciation Expense - PSO                                     $0.00
PR4271  Outside Maintenance of PSO Coal Cars                      $13,422.80
PR4273  Switching Fees - PSO                                       $1,628.31
PR4278  Repainting Coal Cars - PSO                                     $0.00
                                                               --------------
                Total 100% PSO Costs                              $50,095.83
                                                               ==============

                                                                Exhibit 3
                                                               Page 3 of 4


COSTS TO BE SHARED {Ratio of Direct Labor}:                       SHARED

PR4010  Shop Material                                              $6,659.48
PR4011  Small Tools                                                  $107.44
PR4012  Facility Maintenance - Material                           $43,833.73
3RD Party Direct Material                                        $162,369.46
PR4016  Switch Engine Operation and Maintenance                    $1,544.86
PR4017  Equipment Operation and Maintenance                        $1,963.00
PR4020  Stores Salvage - Joint                                    ($6,424.86)
PR4110  Supervision                                               $93,877.13
PR4111  Clerical                                                  $16,654.74
PR4112  Training and Safety                                        $8,309.85
PR4113  General Shop Labor                                        $15,599.35
PR4114  Facility Maintenance - Labor                              $15,161.37
PR4116  Labor Switch Engine Operation and Maintenance             $33,199.69
PR4201  Ad Valorem Taxes - Facility                                    $0.00
PR4108  Labor  - Other                                                 $0.00
PR4210  Employee Activities                                          $675.35
3RD Party Remfg Labor Cars                                         $8,167.82
3RD Party  Direct Labor Cars                                     $131,602.52
Data Processing Charges                                                $0.00
Insurance Facility                                                     $0.00
Misc.                                                              $3,549.64
PR4220  Injuries and Damages                                           $0.00
PR4221  Insurance - Liability and Property                             $0.00
PR4225  Maintenance of Facilities (Contracted)                     $2,760.00
PR4226  Office Supplies and Expenses                               $1,517.97
PR4232  Payroll Taxes (FICA & UC) - Other                              $0.00
3RD Party Sales Expense                                           $13,727.53
PR4234  Utilities - Heat, Light, Power and Water                  $15,207.97
PR4235  Utilities - Telephone                                        $634.79
PR4236  Vehicle Expense                                               $50.25
PR4237  Depreciation Expense                                           $0.00
EMPLOYEE TRAVEL EXPENSES                                             $469.55
PR4262  Lease - Basic - All Except Coal Cars                           $0.00
PR4264  Lease - Supplemental Expenses - Facility                       $0.00
PR4004  Material Direct to Outside Coal Cars                           $0.00
PR4022  Stores Salvage - Outside Cars                                  $0.00



                                                               --------------
                                                                 $571,218.63


               Total Costs Shared on Cost Ratio
                  {see computation below} -

                  SWEPCO                 23.46%                     $134,012.13

               TCC                       60.67%                     $346,586.78

               PSO                       15.86%                      $90,619.72

                                                                 Exhibit 3
                                                                Page 4 of 4

              Capital Recovery on Capital Expenditures not
               Covered Under Lease Agreement {Cost Ratio}           $0.00
                                                            --------------


                          TOTAL COSTS FOR THE MONTH

               SWEPCO                                          $206,754.46

               TCC                                             $532,131.70

               PSO                                             $140,715.55



   C. COMPUTATION OF COST RATIO:



101, 104      Direct Labor SWEPCO       $6,464.53     23.46 %   SWEPCO
102, 103      Direct Labor PSO          $4,371.35     15.86 %   PSO
105, 106      Direct Labor TCC         $16,718.79     60.67 %   TCC
                                       ----------     -------

              Total Direct Labor       $27,554.67    100.00 %
                                       ==========     =======